UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

Christopher P. Gardner c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road Dublin 4 D04 C5Y6 Ireland +1 312 402 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	G13311108

1.	NAMES OF REPORTING PERSONS Christopher P. Gardner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	300,000(1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	300,000(1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 250,000 class B ordinary shares, $0.005 nominal value per share (“Class B Ordinary Shares”) and (ii) 50,000 Class B Ordinary Shares issuable upon exercise of an option of which 16,667 shares subject to the option have vested and are exercisable within 60 days of February 26, 2024.

(2)	The calculation assumes that there was a total of 4,510,000 Class B Ordinary Shares outstanding as of February 26, 2024, which is the sum of (i) the 4,460,000 Class B Ordinary Shares outstanding as of February 26, 2024, and (ii) the 50,000 Class B Ordinary Shares issuable upon exercise of an option of which 16,667 shares subject to the option have vested and are exercisable within 60 days of February 26, 2024 by the Reporting Person (as defined below).

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CUSIP No.	G13311108

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class B Ordinary Shares of Brera Holdings PLC, an Irish public limited company (the “Issuer”). The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Christopher P. Gardner, an individual (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

(c)	The Reporting Person’s principal occupation or employment is as an investment banker, institutional financial advisor and author. The Reporting Person serves as Senior Managing Director at Sutter Securities, Inc. The Reporting Person also serves as a director on the board of directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 26, 2024, the Reporting Person was granted a restricted share award under the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) for 100,000 Class B Ordinary Shares for no consideration.

Prior acquisitions not previously reported pursuant to Regulation 13D consist of the following:

On September 21, 2022, the Reporting Person purchased 50,000 Class B Ordinary Shares pursuant to a share subscription letter by and between the Reporting Person and the Issuer, dated as of September 21, 2022 (the “September 2022 Subscription Letter”), for $250. The source of funding for the purchase of the Class B Ordinary Shares was the personal funds of the Reporting Person. The foregoing description of the share subscription letter does not purport to be complete and is qualified in its entirety by reference to the full text of the September 2022 Subscription Letter attached hereto as Exhibit 1.

On November 11, 2022, the Reporting Person purchased 100,000 Class B Ordinary Shares pursuant to a share subscription letter by and between the Reporting Person and the Issuer, dated as of November 11, 2022 (the “November 2022 Subscription Letter”), for $500. The source of funding for the purchase of the Class B Ordinary Shares were the personal funds of the Reporting Person. The foregoing description of the share subscription letter does not purport to be complete and is qualified in its entirety by reference to the full text of the November 2022 Subscription Letter attached hereto as Exhibit 2.

On February 2, 2023, the Reporting Person was granted a share option under the Plan to purchase 50,000 Class B Ordinary Shares, which vest over a three (3) year period at a rate of 1/3 per year beginning on January 26, 2024, subject to continued service through each vesting date, of which 16,667 Class B Ordinary Shares subject to the share option have vested or will vest within 60 days of February 26, 2024. The share option has a seven-year term and an exercise price of $2.00.

Item 4. Purpose of Transaction.

The Reporting Person’s acquisitions of Class B Ordinary Shares reported on this Schedule 13D were for investment purposes. On January 26, 2023, the Reporting Person was elected as a director of the Issuer, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP No.	G13311108

Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him and may change his plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by him for tax, estate or other economic planning purposes. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class B Ordinary Shares during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Subscription Letter, dated September 21, 2022
Exhibit 2	Share Subscription Letter, dated November 11, 2022
Exhibit 3	Brera Holdings PLC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Issuer’s Registration Statement on Form S-8 (File No. 333-269535) filed on February 2, 2023)
Exhibit 4	Form of Restricted Shares Award Agreement for 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-1 (File No. 333-268187) filed on November 4, 2022)

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CUSIP No.	G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024	/s/ Christopher P. Gardner
Christopher P. Gardner